Exhibit 10.1

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of October 11, 2006, is entered into by and among InnerWorkings, Inc., a Delaware corporation (“Purchaser”), Applied Graphics, Inc., a Hawaii corporation (the “Company”), and Thomas W. Johnson, Clayton M. Ichikawa, Peter Cowperthwaite, and Michael Ketchum (each, a “Seller” and collectively, the “Sellers”).

RECITALS

A. Sellers own all of the outstanding shares of capital stock of the Company (such shares being referred to herein as the “Shares”).

B. The Company is engaged in the business of selling and fulfilling sales of print and print-related items (the “Business”).

C. Purchaser wishes to purchase from Sellers, and Sellers wish to sell to Purchaser, all of the Shares in the Company, upon the terms and subject to the conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, Sellers and Purchaser agree as follows:

1. Sale and Purchase. Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and acquire from Sellers, and take assignment and delivery from Sellers of, all of the Shares, free and clear of any liens, claims, or other encumbrances.

2. Purchase Price. The purchase price being paid by the Purchaser to the Sellers for the transfer and delivery of the Shares and the rights and benefits conferred under this Agreement, shall be paid in such amounts and at such times as set forth below (the “Purchase Price”):

(a) An amount equal to $7,000,000 (seven million dollars), as adjusted pursuant to Section 3(a), to be paid in cash to Sellers upon the date of the execution of this Agreement (the “Initial Cash Portion”), by wire transfer of immediately available funds pursuant to the wire transfer instructions set forth on Schedule 2(a);

(b) An amount equal to $150,000 (one hundred fifty thousand dollars) (the “Adjustment Holdback”), which amount, if any, shall be payable in accordance with Section 3(b)(iv) below;

(c) An amount up to an additional $3,850,000 (three million eight hundred fifty thousand dollars), to be paid to Sellers in accordance with Section 4 below; and

(d) An amount up to an additional $1,000,000 (one million dollars), to be paid to Sellers in accordance with Section 5 below.

3. Purchase Price Adjustment.

(a) Estimated Stockholders’ Equity.

(i) The Sellers’ Representative has prepared and delivered to Purchaser a certificate (the “Company’s Stockholders’ Equity Schedule”) which contains the Sellers’ Representative’s good faith best estimate of the Stockholders’ Equity of the Company (the “Estimated Stockholders’ Equity”) determined on a basis consistent with the methodology to be employed in the calculation of the Stockholders’ Equity described below. To the extent that the Estimated Stockholders’ Equity is less than $1,512,500 (one million five hundred twelve thousand five hundred dollars) (the “Minimum Closing Stockholders’ Equity”), the Purchase Price (and the Initial Cash Portion required to be made pursuant to Section 2(a) at the Closing) will be decreased dollar-for-dollar by the amount of such shortfall. To the extent that the Estimated Stockholders’ Equity is greater than the Minimum Closing Stockholders’ Equity, the Purchase Price (and the Initial Cash Portion required to be made pursuant to Section 2(a) at the Closing) will be increased dollar-for-dollar by the amount of such excess. In connection with the preparation of the Company’s Stockholders’ Equity Schedule, the parties hereto will jointly participate in the taking of a physical inventory of the Company’s goods and products at a mutually satisfactory date in advance of the Closing Date.

(ii) For purposes of this Agreement, the term “Stockholders’ Equity” means the Company’s total assets minus total liabilities and preferred stock as of the Closing Date; provided, however, the parties agree that for purposes of determining Stockholders’ Equity, the Company’s liabilities shall not include (A) any indebtedness or interest thereon, which is paid off in whole by the Company as of the date hereof or (B) any other liabilities of the Company which Sellers are obligated to pay pursuant to this Agreement, except to the extent that they have been accrued by the Company on behalf of the Sellers and such accruals are explicitly and clearly stated on the Company’s Stockholders’ Equity Schedule delivered by the Sellers’ Representative. The Stockholders’ Equity shall be determined in accordance with generally accepted accounting principles consistently applied.

(b) Actual Stockholders’ Equity.

(i) As soon as practicable after the date hereof, but not later than sixty (60) days following the date hereof, Purchaser shall prepare and deliver to the Sellers’ Representative, a written statement (the “Statement”), reflecting all adjustments being made by Purchaser to the Company’s Stockholders’ Equity Schedule and all of those assets and liabilities of the Company as of the Closing Date (the “Actual Stockholders’ Equity”) and setting forth the amount, if any, by which the Actual Stockholders’ Equity is less than the Estimated Stockholders’ Equity (such deficiency, the “Stockholders’ Equity Deficit”) or the Actual Stockholders’ Equity is greater than the Estimated Stockholders’ Equity (such excess, the “Stockholders’ Equity Surplus”). Purchaser shall prepare or coordinate the preparation of the Statement, the cost of which shall be borne by Purchaser. Sellers, Purchaser, and their respective accountants and other representatives shall fully cooperate with the other in the preparation and review of the Statement, including, without limitation, by providing access to accountant’s work papers relevant to the Statement as well as the books and records related thereto.

(ii) Within thirty (30) days after the delivery of the Statement to the Sellers’ Representative, the Sellers’ Representative may deliver written notice (the “Protest Notice”) to Purchaser of any objections, which notice shall describe the nature of any such objection in reasonable detail, identify the specific items involved and the dollar amount of each such objection. The Sellers’ Representative shall provide reasonable supporting documentation for each such objection concurrently with the delivery of the Protest Notice. The failure of the Sellers’ Representative to deliver such Protest Notice within the prescribed time period will constitute Sellers’ acceptance of the Statement. After the end of such thirty (30) day period, the Sellers’ Representative may not introduce additional disagreements with respect to any item in the Statement.

(iii) If the Sellers’ Representative timely delivers a Protest Notice to the Purchaser, then any dispute shall be resolved as follows:

(A) The Sellers’ Representative and Purchaser shall promptly endeavor to negotiate in good faith in an attempt to agree upon the amount of the Actual Stockholders’ Equity. In the event that a written agreement determining the amount of the Actual Stockholders’ Equity has not been reached within ten (10) business days after the date of receipt by the Purchaser of the Protest Notice, the Sellers’ Representative and the Purchaser shall each select one (1) reputable accounting firm. The two (2) accounting firms selected by the Sellers’ Representative and Purchaser shall jointly choose one (1) reputable accounting firm with whom neither the Purchaser and its principals, nor the Sellers or their respective principals, have any relationship to adjudicate the determination of the Actual Stockholders’ Equity, which accounting firm shall serve as the arbiter for the dispute over the calculation of the Actual Stockholders’ Equity (the “Stockholders’ Equity Arbiter”). Upon the selection of the Stockholders’ Equity Arbiter, each of the Purchaser’s and the Sellers’ Representative’s determination of the items in dispute shall be submitted to the Stockholders’ Equity Arbiter.

(B) The Stockholders’ Equity Arbiter shall be directed to render a detailed written report that sets forth the resolution of all items in dispute and that contains a final copy of the Statement as promptly as practicable, and to resolve only those issues of dispute set forth in the Protest Notice. The Sellers’ Representative and Purchaser shall each furnish to the Stockholders’ Equity Arbiter such work papers, schedules and other documents and information relating to the unresolved disputed issues as the Stockholders’ Equity Arbiter may reasonably request. The Stockholders’ Equity Arbiter shall establish the procedures it shall follow

(including procedures regarding to the presentation of materials supporting each party’s position) giving due regard to the mutual intention of the Purchaser and Sellers to resolve each of the disputed items and amounts as accurately, quickly, efficiently and inexpensively as possible. The resolution of the dispute and the calculation of the Actual Stockholders’ Equity shall be final and binding upon each party hereto. The fees and expenses of the Stockholders’ Equity Arbiter shall be borne by the parties equally, except that they shall be borne exclusively by one party if such party’s proposed adjustment for the disputed items is more than twice as far as the other’s from the final determination of the disputed items by the Stockholders’ Equity Arbiter.

(iv) If, after the final determination of the Actual Stockholders’ Equity, there is a Stockholders’ Equity Deficit, then the Purchase Price shall be reduced dollar-for-dollar by the entire amount of such Stockholders’ Equity Deficit. Purchaser shall be entitled to the amount of such reduction plus interest from and including the Closing Date to, but excluding, the date of payment at a rate of six percent (6%) per annum, which such amount (the “Total Deficit”) shall be paid as follows: (A) if the Total Deficit is less than the Adjustment Holdback, then Purchaser shall offset the amount of the Total Deficit against the Adjustment Holdback, and Purchaser shall pay the balance of the Adjustment Holdback to Sellers in accordance with the Sellers’ Representative’s written instructions within ten (10) business days after the final determination of the Actual Stockholders’ Equity; and (B) if the Total Deficit is greater than the Adjustment Holdback, then Sellers shall pay to Purchaser the amount of such excess within ten (10) business days after the final determination of the Actual Stockholders’ Equity, and Purchaser shall be entitled to retain the full amount of the Adjustment Holdback. Any payment required to be paid by Sellers to Purchaser pursuant to this Section 3(b)(iv) shall be paid to Purchaser by Sellers, jointly and severally.

(v) If, after the final determination of the Actual Stockholders’ Equity, there is a Stockholders’ Equity Surplus, then the Purchase Price shall be increased dollar-for-dollar by the entire amount of such Stockholders’ Equity Surplus. Sellers shall be entitled to the amount of such increase plus interest from and including the Closing Date to, but excluding, the date of payment at a rate of six percent (6%) per annum, which such amount shall be paid to Sellers within ten (10) business days after the final determination of the Actual Stockholders’ Equity.

(vi) Upon notice to Sellers specifying in reasonable detail the basis therefor, Purchaser may set-off any amount to which it may be entitled under this Section 3 against amounts otherwise payable under Sections 4 or 5. The exercise of such a right of set-off by Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute a breach of Sections 4 or 5, as applicable. Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to it.

4. Gross Profit Earn-Out.

(a) For the purposes of this Section 4, the following terms shall have the meanings set forth below:

“Costs of Goods Sold” shall mean all third party production costs incurred by the Company or the Purchaser in connection with the provision of services to Earn-Out Customers determined in accordance with generally accepted accounting principles, consistently applied; provided, that commissions, salaries, employee benefits, travel, entertainment or other expenses incurred in promoting or selling products, general and administrative expenses, depreciation, amortization, inter-company charges among the Purchaser and its subsidiaries or affiliates, and expenses incurred in connection with the technology transition contemplated by Section 14(b) hereof shall not be included in Costs of Goods Sold.

“Cumulative Gross Profit” shall mean Gross Profit generated from October 1, 2006 through and including the applicable Gross Profit Measurement Date.

“Earn-Out Accounts” shall mean (i) all Existing Accounts and (ii) all new accounts constituting Approved Accounts from time to time in accordance with Section 12(b).

“Earn-Out Customers” shall mean the customers associated with Earn-Out Accounts.

“Existing Accounts” shall mean all accounts with customers of the Company listed on Schedule 4(a); provided, however, that no account listed on Schedule 4(a) shall constitute an Existing Account unless (i) such account is with a customer of the Company to whom the Company has delivered an invoice within the twelve (12) month period prior to the Closing and (ii) with respect to any customers with multiple business units and/or print buyers, such account is with the actual business unit or print buyer of such customer.

“Gross Profit Earn-Out Payment” shall mean any payment of the amounts determined in accordance with Section 4(e), which shall, if made, constitute additional consideration for the Shares.

“Gross Profit Earn-Out Period” shall mean the period beginning on the date of the execution of this Agreement and ending at the earliest to occur of (i) the last day of the calendar quarter in which the Gross Profit Threshold is satisfied in full or (ii) September 30, 2008.

“Gross Profit” shall mean (i) all revenues generated by Purchaser and the Company from Earn-Out Accounts, which revenue is determined on an accrual basis in accordance with generally accepted accounting principles, consistently applied, less (ii) all Costs of Goods Sold related to such revenues, less (iii) an amount equal to ten percent (10%) of the Gross Profit (which, solely for purposes of this clause (iii), shall have the definition set forth in the Employment Agreement) of any Approved Accounts (which, solely for purposes of this clause (iii), shall have the definition set forth in the Employment Agreement). For the avoidance of doubt, the customer accounts of Purchaser shall not constitute Earn-Out Accounts and any revenues generated by Purchaser from such customer accounts shall not be included in Gross Profit.

“Gross Profit Measurement Period” shall mean each calendar quarter during the Gross Profit Earn-Out Period.

“Gross Profit Measurement Date” shall mean the last day of each Gross Profit Measurement Period.

“Gross Profit Threshold” shall mean the Cumulative Gross Profit equaling or exceeding $19,300,000 (nineteen million three hundred thousand dollars).

(b) Within ten (10) days following the close of the books of the Company for each Gross Profit Measurement Period, and in no event later than thirty (30) days following each Gross Profit Measurement Date, Purchaser shall provide to the Sellers’ Representative a statement of the Gross Profit for such Gross Profit Measurement Period (the “Gross Profit Statement”), detailing, by each Earn-Out Account, Purchaser’s calculation of the Gross Profit for such Gross Profit Measurement Period. The Gross Profit Statement shall also set forth the Cumulative Gross Profit. The Purchaser shall provide to the Sellers’ Representative and its representatives copies of such records and work papers created in connection with preparation of the Gross Profit Statement which are reasonably required to support such Gross Profit Statement. The Sellers’ Representative and its representatives shall have the right to inspect Purchaser’s books and records during business hours upon reasonable prior notice and solely for purposes reasonably related to the determinations of Gross Profit and Cumulative Gross Profit. Upon receipt of each such Gross Profit Statement, the Sellers’ Representative shall be entitled to object to the calculation of Gross Profit by delivery to Purchaser of a notice of objection (a “Notice of Objection”). If the Sellers’ Representative fails to deliver a Notice of Objection to Purchaser within twenty (20) days following receipt of the Gross Profit Statement, the determination of Gross Profit by the Purchaser as set forth in the Gross Profit Statement shall be final and binding on the parties hereto.

(c) If the Sellers’ Representative timely delivers a Notice of Objection to the Purchaser, then any dispute shall be resolved as follows:

(i)	The Sellers’ Representative and Purchaser shall promptly endeavor to negotiate in good faith in an attempt to agree upon the amount of the Gross Profit. In the event that a written agreement determining the amount of the Gross Profit has not been reached within ten (10) business days after the date of receipt by the Purchaser of Sellers’ Notice of Objection, the Sellers’ Representative and the Purchaser shall jointly choose one (1) reputable accounting firm with whom neither the Purchaser and its principals or any affiliate of any of them, nor the Sellers or their respective principals or any affiliate of any of them have any relationship to adjudicate the determination of the Gross Profit, which accounting firm shall serve as the arbiter for the dispute over the calculation of Gross

Profit (the “Arbiter”). Upon the selection of the Arbiter, each of the Purchaser’s and the Sellers’ Representative’s determination of the Gross Profit shall be submitted to the Arbiter.

(ii)	The Arbiter shall be directed to render a written report on the unresolved disputed issues with respect to the Gross Profit as promptly as practicable, and to resolve only those issues of dispute set forth in the Notice of Objection. The Sellers’ Representative and Purchaser shall each furnish to the Arbiter such work papers, schedules and other documents and information relating to the unresolved disputed issues as the Arbiter may reasonably request. The Arbiter shall establish the procedures it shall follow (including procedures regarding to the presentation of materials supporting each party’s position) giving due regard to the mutual intention of the Purchaser and the Sellers’ Representative to resolve each of the disputed items and amounts as accurately, quickly, efficiently and inexpensively as possible. The resolution of the dispute and the calculation of the Gross Profit shall be final and binding upon each party hereto. The fees and expenses of the Arbiter shall be borne exclusively by the party whose proposal for the Gross Profit is furthest from the final determination of the Gross Profit by the Arbiter.

Each date on which the Gross Profit is finally determined shall be referred to herein as a “Gross Profit Settlement Date”.

(d) If a Gross Profit Statement is delivered to the Sellers’ Representative reflecting that a Gross Profit Earn-Out Payment (as determined in accordance with Section 4(e) below) is due, Purchaser shall pay to the Sellers the applicable Gross Profit Earn-Out Payment (as determined in accordance with Section 4(e) below), together with simple interest accrued on such Gross Profit Earn-Out Payment at a rate equal to six percent (6%) per annum from the date of this Agreement until the date of payment, within ten (10) business days of the date of delivery of such Gross Profit Statement. Notwithstanding the foregoing, if a Gross Profit Earn-Out Payment becomes due and payable to the Sellers after the resolution of a dispute pursuant to Section 4(c) above, within three (3) business days of the Gross Profit Settlement Date, Purchaser shall pay to the Sellers the applicable Gross Profit Earn-Out Payment, together with simple interest accrued on such Gross Profit Earn-Out Payment at a rate equal to six percent (6%) per annum from the date of this Agreement until the date of payment. All payments to the Sellers pursuant to this Section 4(d) shall be made by wire transfer in accordance with wire transfer instructions provided to Purchaser by the Sellers’ Representative. Sellers confirm and agree that Purchaser may conclusively rely on wire transfer instructions provided by the Sellers’ Representative.

(e) The applicable Gross Profit Earn-Out Payments shall be determined as follows:

(i)	Upon Cumulative Gross Profit equaling or exceeding $9,650,000 (nine million six hundred fifty thousand dollars) on or prior to September 30, 2007, the Purchaser shall pay the Sellers in accordance with the procedures and on the date set forth in Section 4(d), a Gross Profit Earn-Out Payment in an amount equal to $1,925,000 (one million nine hundred twenty-five thousand dollars);

(ii)	Upon the Gross Profit Threshold being met on or prior to September 30, 2008, the Purchaser shall pay the Sellers in accordance with the procedures and on the date set forth in Section 4(d), a Gross Profit Earn-Out Payment in an amount equal to $1,925,000 (one million nine hundred twenty-five thousand dollars).

5. EBITDA Earn-Out.

(a) For the purposes of this Section 5, the following terms shall have the meanings set forth below:

“EBITDA” shall mean, for any period, the earnings of the Company excluding expenses from interest, taxes, depreciation and amortization, as determined by the Company in accordance with generally accepted accounting principles, and excluding from EBITDA for purposes of this calculation (i) any Gross Profit Earn-Out Payment or EBITDA Earn-Out Payment paid to Sellers during such period, (ii) any inter-company charges among the Purchaser and its subsidiaries or affiliates (other than charges for expenses incurred on behalf of the Company in the ordinary course of business consistent with the past practices of the Company), and (iii) any expenses incurred in connection with the technology transition contemplated by Section 14(b) hereof.

“EBITDA Earn-Out Payment” shall mean any payment of the amounts as determined in accordance with Section 5(e), which shall, if made, constitute additional consideration for the Shares.

“EBITDA Earn-Out Period” shall mean the period beginning on October 1, 2006 and ending September 30, 2008.

“First EBITDA Measurement Period” shall mean the period beginning on October 1, 2006 and ending September 30, 2007.

“Second EBITDA Measurement Period” shall mean the period beginning October 1, 2007 and ending September 30, 2008.

(b) Within ten (10) days following the close of the books of the Company or the Purchaser after each of the First EBITDA Measurement Period and the Second EBITDA Measurement Period, and in no event later than thirty (30) days following each of the First EBITDA Measurement Period and the Second EBITDA Measurement Period, Purchaser shall provide to the Sellers’ Representative a statement of the EBITDA for the First EBITDA Measurement Period or the Second EBITDA Measurement Period, as applicable (the “EBITDA Statement”), detailing the Purchaser’s calculation of the EBITDA for such EBITDA Measurement Period. The Purchaser shall provide to the Sellers’ Representative and its representatives copies of such records and work papers created in connection with preparation of the EBITDA Statement which are reasonably required to support such EBITDA Statement.

(c) Upon receipt of each such EBITDA Statement, the Sellers’ Representative shall be entitled to object to the calculation of EBITDA by using the procedures set forth in Section 4(b) and 4(c) for objections to the Gross Profit Statement, substituting references to “EBITDA” and the “EBITDA Statement” in each place “Gross Profit” and “Gross Profit Statement” is referred. Each date on which the EBITDA is finally determined shall be referred to herein as a “EBITDA Settlement Date”.

(d) On the date that an EBITDA Statement is delivered to the Sellers’ Representative reflecting that an EBITDA Earn-Out Payment (as determined in accordance with Section 5(e) below) is due, Purchaser shall pay to the Sellers the applicable EBITDA Earn-Out Payment (as determined in accordance with Section 5(e) below). Notwithstanding the foregoing, if an EBITDA Earn-Out Payment becomes due and payable to the Sellers after the resolution of a dispute pursuant to Section 5(c) above, within three (3) business days of the EBITDA Settlement Date, Purchaser shall pay to the Sellers the applicable EBITDA Earn-Out Payment. All payments to the Sellers pursuant to this Section 5(d) shall be made by wire transfer in accordance with wire transfer instructions provided to Purchaser by the Sellers. Sellers confirm and agree that Purchaser may conclusively rely on wire transfer instructions provided by the Sellers’ Representative.

(e) The applicable EBITDA Earn-Out Payments shall be determined as follows and paid in accordance with the procedures and on the date set forth in Section 5(d):

(i)	If EBITDA for the First EBITDA Measurement Period equals or exceeds $2,500,000 (two million five hundred thousand dollars), the Purchaser shall pay the Sellers an EBITDA Earn-Out Payment in an amount equal to $500,000 (five hundred thousand dollars);

(ii)	If EBITDA for the First EBITDA Measurement Period does not equal or exceed $2,500,000 (two million five hundred thousand dollars), but does equal or exceed $2,250,000 (two million two hundred fifty thousand dollars), the Purchaser shall pay the Sellers an EBITDA Earn-Out Payment in an amount equal to $500,000 (five hundred thousand dollars) prorated on a straight line basis based upon the amount by which the EBITDA for the First EBITDA Measurement Period is greater than $2,250,000 and less than $2,500,000 (for the avoidance of doubt, such EBITDA Earn-Out Payment shall equal (a) $500,000 times (b) a fraction, the numerator of which is the difference between the EBITDA for the First EBITDA Measurement Period and $2,250,000, and the denominator of which is $250,000);

(iii)	If EBITDA for the Second EBITDA Measurement Period equals or exceeds $2,800,000 (two million eight hundred thousand dollars), the Purchaser shall pay the Sellers an EBITDA Earn-Out Payment in an amount equal to $500,000 (five hundred thousand dollars); and

(iv)	If EBITDA for the Second EBITDA Measurement Period does not equal or exceed $2,800,000 (two million eight hundred thousand dollars), but does equal or exceed $2,550,000 (two million two hundred fifty thousand dollars), the Purchaser shall pay the Sellers an EBITDA Earn-Out Payment in an amount equal to $500,000 (five hundred thousand dollars) prorated on a straight line basis based upon the amount by which the EBITDA for the Second EBITDA Measurement Period is greater than $2,550,000 and less than $2,800,000 (for the avoidance of doubt, such payment shall equal (a) $500,000 times (b) a fraction, the numerator of which is the difference between the EBITDA for the Second EBITDA Measurement Period and $2,550,000, and the denominator of which is $250,000).

6. Representations and Warranties about the Sellers. Except as set forth on the Disclosure Schedule attached hereto (the “Disclosure Schedule”), each Seller severally and not jointly represents and warrants to the Purchaser as to himself or itself as follows:

(a) Authority. Such Seller has full power, right and authority to enter into and perform his or its obligations under this Agreement, the Employment Agreement, as applicable, and each of the other agreements, instruments or documents entered into in connection with this Agreement (collectively, the “Transaction Documents”) to which such Seller is a party.

(b) Enforceability. This Agreement and each of the Transaction Documents to which such Seller is a party have been duly executed and delivered by such Seller and are the valid and binding obligation of such Seller and are enforceable against such Seller in accordance with their respective terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally. No permits, approvals or consents of or notifications to (a) any governmental entities or (b) any other persons are necessary in connection with the execution, delivery and performance by such Seller of this Agreement and the Transaction Documents to which such Seller is a party and the consummation by such Seller of the transactions contemplated hereby and thereby.

(c) Transaction Not a Breach. Neither the execution and delivery of this Agreement and the Transaction Documents by such Seller, nor the performance by such Seller of the transactions contemplated hereby or thereby will violate or conflict with, or result in the breach of any of the terms, conditions, or provisions of any contract, agreement, mortgage, or other instrument or obligation of any nature to which such Seller is a party or by which such Seller is bound.

(d) Brokers or Finders. Except as set forth on Schedule 6(d) of the Disclosure Schedule, neither such Seller nor any of his or its representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated by this Agreement.

(e) Shares. Such Seller holds of record and owns beneficially the Shares set forth next to his or its name in Schedule 6(e) of the Disclosure Schedule, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, demands or other encumbrances. Such Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require such Seller to sell, transfer or otherwise dispose of any Shares (other than pursuant to this Agreement). Such Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Shares.

7. Representations and Warranties about the Company. Except as set forth on the Disclosure Schedule, each of the Sellers hereby represents and warrants, jointly and severally, to the Purchaser as follows:

(a) Organization and Authority. The Company is a corporation duly formed and validly existing under the laws of the State of Hawaii and is in good standing under such laws. The Company is qualified to conduct business and is in good standing as a foreign corporation in the jurisdictions listed on Schedule 7(a) of the Disclosure Schedule and there are no other jurisdictions where such qualification is required under applicable law. The Company has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Schedule 7(a) of the Disclosure Schedule also lists the directors and officers of the Company.

(b) Capitalization. The entire authorized capital stock of the Company consists of 4,000 shares of common stock, $1.00 par value per share, of which 3,795 shares are issued and outstanding. The Shares constitute all of the issued and outstanding shares of capital stock of the Company and are owned and held of record by the respective Sellers as set forth in Schedule 7(b) of the Disclosure Schedule, free and clear of any liens, claims or other encumbrances. There are no outstanding or authorized options, warrants, preemptive rights, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require Company to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of Company. As of the Closing, the Company has no outstanding indebtedness to any lender for borrowed money.

(c) Transaction Not a Breach. Neither the execution and delivery of this Agreement and the Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby will violate or conflict with, or result in the breach of (i) any of the terms, conditions, or provisions of the Company’s articles of incorporation or bylaws, (ii) any Material Contract, or (iii) any statute, ordinance, rule, regulation, restriction, judgment, order, writ, injunction, decree, determination or award to which the Company may be subject, in any material respect. Except as set forth on Schedule 7(c) of the Disclosure Schedule, no filing, declaration or registration with, or consent, approval, order or authorization of, any governmental authority or other person is required to be made or obtained by the Company in connection with the consummation of the transactions contemplated by this Agreement, except any such filing, etc. that the Purchaser may be required to make.

(d) Financial Statements.

(i)	Sellers have delivered to Purchaser the reviewed financial statements of the Company as of October 31, 2004 and 2005, consisting of the balance sheet as of October 31, 2004 and 2005 and the related statements of operations, stockholders’ equity and cash flows of the Company for each of the years ended October 31, 2004 and 2005 and the unaudited, reviewed financial statements of the Company as of July 31, 2006, consisting of the balance sheet as of July 31, 2006 and the related statements of operations, stockholders’ equity and cash flows of the Company for the nine-month period ended July 31, 2006 (the “Financial Statements”). The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods presented thereby, are consistent with the books and records of the Company, and fairly present, in all material respects, the financial condition and results of operations of the Business as of and for the periods presented thereby. Since July 31, 2006, the Company has not made any dividend or other distribution to its stockholders.

(ii)	The Company maintains and complies in all material respects with a system of accounting controls or practices sufficient to provide reasonable assurances that: (A) its business is operated in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with generally accepted accounting principles or any other criteria applicable to such financial statements, and to maintain accountability for items therein; (C) access to properties and assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for items is compared with the actual levels at regular intervals and appropriate actions are taken with respect to any differences.

(e) Customers and Vendors.

(i)	The 2005 customer list set forth on Schedule 7(e)(i) of the Disclosure Schedule represents a true, complete and correct list of the top one hundred (100) customers of the Company that generated revenues in the first three quarters of 2006, together with revenues generated during that period from such customer. To the knowledge of Sellers, except as set forth on said Schedule 7(e)(i), (i) there are no material outstanding disputes with any customer included on the 2006 customer list and (ii) no such customer has terminated or materially altered its relationship with the Company or has stated its intention not to continue to do business with the Company or to terminate or materially alter its relationship with the Company.

(ii)	The vendor list set forth on Schedule 7(e)(ii) of the Disclosure Schedule represents a true, complete and correct list of the top one hundred (100) vendors to which the Company made payments during 2005 and for the eleven month period ended September 30, 2006. To the knowledge of Sellers, except as set forth on said Schedule 7(e)(ii) of the Disclosure Schedule, (i) there are no material outstanding disputes with any such vendor included on said Schedule 7(e)(ii) and (ii) no such vendor has terminated or materially altered its relationship with the Company or has stated its intention not to continue to do business with the Company or to terminate or materially alter its relationship with the Company.

(f) Compliance With Laws. The Company and the operation of the Business are in compliance in all material respects with all applicable federal, state, local and all other applicable laws and regulations. Neither the Company nor any Seller has received any written notice or other communication from any governmental body or any other person regarding any actual or alleged violation of or failure to comply with any term or requirement of applicable law. The Company holds and is in compliance in all material respects with all licenses, permits and authorizations necessary for the ownership and use of its assets and the operation of the Business, as presently conducted. No such license, permit or authorization is subject to termination or modification as a result of the transactions contemplated hereby and no filings, consents or approvals are necessary to assign or transfer any of such licenses, permits and authorizations to Purchaser and all of such licenses, permits and authorizations will be in full force and effect following consummation of the transactions contemplated hereby.

(g) No Undisclosed Liabilities. Except as set forth in Schedule 7(g) of the Disclosure Schedule, the Company has no debts, liabilities or obligations of any nature, whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise (collectively, “Liabilities”), except (i) to the extent such Liabilities are clearly and accurately reflected and accrued for or fully reserved against in the Financial Statements, (ii) Liabilities incurred in the ordinary course of business of the Company since July 31, 2006, and (iii) Liabilities under contracts or agreements set forth in the Schedules hereto or that are not required to be so set forth and which Liabilities are to be performed or incurred in the ordinary course of business and are apparent from the plain reading of such contracts or agreements.

(h) Taxes. The Company has complied in all material respects with all laws relating to Taxes and has timely filed all returns, reports, and other returns required to be filed with any governmental authority or third party (collectively, “Tax Returns”) with respect to any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Code section 59A), alternative or add-on, value added, registration, windfall profits or other tax or customs duties or amount imposed by any governmental or taxing authority, or any interest, penalties, additions to tax or other additional amounts incurred or accrued under applicable tax law or properly assessed or charged by any governmental or taxing authority (collectively, “Taxes”). All such Tax Returns were true, correct and complete in all material respects. All Taxes of the Company due and payable (whether or not shown as due on a Tax return) have been paid. There are no unpaid assessments for additional Taxes of the Company for any period, and to the knowledge of Sellers, there is no basis therefor. All Taxes of the Company not yet due and payable have been fully accrued on the books of the Company. There are no liens for Taxes on any assets of the Company, other than liens for Taxes not yet due and payable. The Company has never been a member of any consolidated, combined or unitary group for federal, state, local or foreign Tax purposes and the Company is not liable for Taxes of any other as a result of transferee liability, joint and several liability, contractual liability, or otherwise. The Company has (i) withheld all required amounts from its employees, agents, contractors, nonresidents, and other persons and remitted such amounts to the proper agencies in accordance with all applicable laws; (ii) paid all employer contributions and premiums; and (iii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security Taxes and premiums, and unemployment Taxes and premiums, all in compliance with the Code (and other applicable federal, state, local or foreign laws) as in effect for the applicable year. No federal, state, local or foreign Tax audits or other administrative proceedings, discussions or court proceedings are presently in progress or pending, or to the knowledge of the Seller, threatened with regard to any Taxes or Tax Returns of the Company. The Company has no private letter ruling, technical advice, application for a change of any method of accounting, or other similar requests presently pending with any taxing authority. The Company is not (and has never been) a “United States real property holding corporation” within the meaning of Section 897(c) of the Internal Revenue Code of 1986, as amended (the “Code”). There is no contract, agreement, plan or arrangement covering any employee or former employee or independent contractor or former independent contractor of the Company that, individually or collectively, could give rise to a (or already has resulted in a) payment by the Company (or the provision by the Company of any other benefit such as accelerated vesting) that would not be deductible by reason of Code section 280G or subject to an excise tax under Code section 4999. The Company has no indemnity obligation for any excise taxes imposed under Code section 4999. The Company has not been, in the past five years, a party to a transaction (i) reported or intended to qualify as a reorganization under Code section 368 or (ii) reported or intended to qualify as a distribution governed by Code sections 355 or 356. The Company is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code section 453 (or any similar provision of foreign, state, or local law); (ii) a transaction occurring on or before the Closing reported as an open transaction for federal income tax purposes (or any similar doctrine for foreign, state or local tax purposes); (iii) prepaid amounts received on or prior to the Closing Date; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date, or (v) an agreement entered into with any taxing authority on or prior to the Closing Date. The Company has not used the cash method of accounting for income Tax purposes at any time in the last five (5) years.

(i) No Material Adverse Change. Except as set forth on Schedule 7(i) of the Disclosure Schedule, since July 31, 2006, (A) the Company has conducted the Business only in the ordinary course of business, (B) the Company has incurred no liabilities other than in the ordinary course of business, (C) there has not been any material adverse change in the business, operations, assets, results of operations or condition (financial or otherwise) of the Company, and (D) no event has occurred or circumstance exists that could reasonably likely result in such a material adverse change. Without limitation on the foregoing, since July 31, 2006, except as set forth on said Schedule 7(i), the Company has not: (i) purchased, redeemed or otherwise acquired any equity securities of the Company or declared or paid any dividend or other distribution in respect of its equity securities; (ii) paid any bonuses or compensation other than regular salary payments or commission, increased salaries or commissions or paid any debt of the Company to any stockholder, director, officer or employee; (iii) sold, leased or otherwise disposed of any assets or other property of the Company except in the ordinary course of business; or (iv) loaned or advanced funds to any person other than sales to customers on credit in the ordinary course of business or discharged or satisfied any material liability other than in the ordinary course of business.

(j) Contracts; No Defaults. Schedule 7(j) of the Disclosure Schedule contains an accurate and complete list, and Sellers have delivered to Purchaser accurate and complete copies of all agreements, contracts, mortgages, purchase orders, forward commitments for works in progress, licenses, leases, offer letters, employment arrangements, and other instruments to which the Company is a party, whether written or oral, express or implied, that have resulted or are likely to result in the payment by either party of more than $25,000, or that limit or purport to limit the ability of the Company to transact business anywhere or with anyone for any reason (collectively, the “Material Contracts”). Each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms. Except as set forth on said Schedule 7(j), no consent, authorization or approval is required under any Material Contract in connection with the consummation of the transactions contemplated by this Agreement. The Company is not in material breach of, or in default in any material respect under, the terms of any Material Contract to which it is a party or by which it has any rights or by which it is bound. No condition exists or event has occurred that with or without notice or the passage of time or both, would constitute a material breach of, or a material default under any Material Contract by the Company. To the knowledge of the Sellers, no other party to any such Material Contract has breached in any material respect any provision or is in material default under any Material Contract. Except as set forth on said Schedule 7(j), the Company has not given or received, at any time since July 31, 2006, any notice or other communication (whether written or oral) regarding any actual, alleged, or potential violation or breach of, or default under, any of the Material Contracts. Except as set forth on said Schedule 7(j), there are no pending renegotiations of any of the Material Contracts and the Company has not received written notice from, and Sellers have no knowledge that a party to any Material Contract intends to, terminate, cancel or materially change the terms of, any such Material Contract.

(k) Intellectual Property. Schedule 7(k) of the Disclosure Schedule contains an accurate and complete list of all Intellectual Property Assets. The Company is the owner or licensee of all right, title and interest in and to each of the Intellectual Property Assets, free and clear of all liens, claims or other encumbrances, and has the right to use in the Business without payment to any third party all of the Intellectual Property Assets. To the knowledge of Sellers, the use of the Intellectual Property Assets by the Company in connection with the Business does not infringe on the rights of any person and no person has asserted any such claim. The term “Intellectual Property Assets” means all intellectual property owned or licensed by the Company in which the Company has a proprietary interest, including (i) all registered and unregistered trade names, trade marks, logos, service marks and trade mark and service mark applications, (ii) all patents, patent applications and inventions and discoveries that may be patentable, (iii) all registered and unregistered copyrights and copyright applications, (iv) all know-how, trade secrets, or confidential or proprietary information, confidential customer lists, software (other than commercially available, off-the-shelf software), technical information, data, process technology, plans and drawings, and (v) all right in Internet web sites and Internet domain names presently used by the Company.

(l) Title to Assets. The Company has valid title to, and is the lawful owner of, all tangible properties and assets reflected in the Financial Statements free and clear of all liens, claims or other encumbrances, other than statutory liens. There are no agreements with, options, commitments or rights in favor of any person to directly or indirectly acquire the Business or any interest therein or any tangible properties or assets of the Company other than in the ordinary course of business. The Company owns, leases, licenses or otherwise has the right to use all of the assets, properties and rights used in the Company’s business as it is currently conducted and as it has been conducted since October 31, 2004. No assets, properties or rights used by the Company are held in the name or in the possession of any Seller. All tangible assets and properties used in the Business, whether real or personal, owned or leased, have been well maintained and are in good operating condition and repair (with the exception of normal wear and tear), and are free from defects other than such minor defects as do not interfere with the intended use thereof in the conduct of normal operations of the Company.

(m) Real Property. The Company does not own and has not owned any real property. The Company has a valid leasehold interest in certain real property, which it holds under the lease described in Schedule 7(m) of the Disclosure Schedule (the “Leased Real Property”) free and clear of all liens and encumbrances except for any statutory liens. The Leased Real Property constitutes all of the facilities used or occupied by the Company in connection with the business. With respect to the Leased Real Property: (i) the Company has all easements and rights necessary to conduct the Business in a manner consistent with past practices; (ii) no portion thereof is subject to any pending or, to the knowledge of the Sellers, threatened condemnation proceeding or proceeding by any governmental authority; (iii) the buildings, plants, improvements and structures, including, without limitation, heating, ventilation and air conditioning systems, roof, foundation and floors, are in good operating condition and repair, subject only to ordinary wear and tear, and are not in compliance, in all material respects, with all zoning or other applicable federal, state or local laws or regulations; (iv) the Company has not received notice, and the Sellers have no knowledge, of any leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of Leased Real Property; (v) the Company has not received notice, and the Sellers have no knowledge, of any outstanding options or rights of first refusal to purchase any parcel of Leased Real Property, or any portion or interest therein; (vi) the Company has not received notice, and the Sellers have no knowledge, of any parties (other than the Company) in possession of any parcel of Leased Real Property, other than tenants under any leases of the Leased Real Property who are in possession of space to which they are entitled and the Company enjoy peaceful and undisturbed possession under all leases for Leased Real Property; (vii) the Leased Real Property is supplied with utilities and other services necessary for the operation of the Business in a manner consistent with past practices; and (viii) each parcel of Leased Real Property abuts on and has direct vehicular access to a public road or access to a public road via a permanent, appurtenant easement which benefits the parcel of Leased Real Property.

(n) Employees/Employee Benefit Plans.

(i)	Schedule 7(n) of the Disclosure Schedule contains a true and complete list of the names, addresses, rates of pay per applicable period, applicable commission rates, and titles of all current officers, directors and employees of the Company. Except as listed on Schedule 7(n), the Company has not entered into any agreements or arrangements with any officers, directors, and employees of the Company. To the Company ‘s knowledge, each manager or officer of the Company is currently deploying all of his or her business time to the conduct of the business of the Company. The Company is not aware that any manager, officer or key employee of the Company is planning in the future to change his or her work schedule in any material respect.

(ii)	Except as set forth on said Schedule 7(n), the Company has no “employee benefit plan” (as such term is defined in Section 3(3) of the Employee Retirement Income Act of 1974, as amended) or other employee benefit plan, program or arrangement providing benefits to current or former employees (including any bonus plan, plan for deferred compensation, retirement, severance, sick leave, employee health or other welfare benefit plan or other arrangement), that is maintained, sponsored, or contributed to by the Company, or with respect to which the Company has any liability or potential liability.

(iii)	Except as set forth on said Schedule 7(n), the Company does not have any obligation under any plan or otherwise to provide medical, health, life insurance or other welfare-type benefits to currently retired or terminated or future retired or terminated employees (except for continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable state law).

(o) Litigation. There are no actions, suits, proceedings, orders, claims or investigations pending (or to the knowledge of Sellers, currently threatened) against Sellers or the Company relating in any way to the Company or the Business. Neither the Sellers nor the Company is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government authority relating in any way to the Company or the Business. There is no action, suit, proceeding or investigation by any Seller or the Company currently pending or that any Seller or the Company intends to initiate relating in any way to the Company or the Business.

(p) Bank Accounts. Schedule 7(p) of the Disclosure Schedule contains a complete and accurate list of each bank at which the Company has an account or safe deposit box, the number of each such account or box, and the names of all persons authorized to draw on such accounts or to have access to such boxes.

(q) Inventory. Attached as Schedule 7(q) of the Disclosure Schedule is a true, correct and complete list of all inventories of the Company as of October 9, 2006, wherever located, including all finished goods, work in process, raw materials and other materials and supplies to be used or consumed by the Company in the production of finished goods, as of the Closing Date (the “Inventory”). All items included in the Inventory consist of a quality and quantity usable and, with respect to finished goods, saleable in the ordinary course of business. All work in process inventory consists of third party costs incurred in connection with the production of jobs for customers and will be invoiced and shipped to customers by the Company in the ordinary course of business. All items of Inventory have been valued at cost. Work in process inventory is valued in accordance with generally accepted accounting principles, consistently applied.

(r) Accounts Receivable. Attached as Schedule 7(r) of the Disclosure Schedule is a true, correct and complete list of all accounts receivable of the Company as of October 9, 2006. All accounts receivable of the Company are collectible at the aggregate recorded amounts thereof in the ordinary course of the Company’s business, and are not subject to any offsets, defenses or counterclaims.

(s) Accounts Payable. Attached as Schedule 7(s) of the Disclosure Schedule is a true, correct and complete list of all accounts payable of the Company as of October 9, 2006. All accounts payable of the Company as of the date hereof arose in the ordinary course of business and none is delinquent or past due. Sellers have disclosed to Purchaser in writing any objections, defenses or setoff rights to the accounts payable of the Company. The accounts payable have been calculated in accordance with generally accepted accounting principles consistently applied.

(t) Change of Control Payments. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) to any stockholder, director, manager, member or employee of the Company from the Company becoming due, materially increasing or accelerating.

(u) Interested Party Transactions. Except as set forth in Schedule 7(u) of the Disclosure Schedule, no current manager, officer or director of the Company or any subsidiary or any “affiliate” or “associate” (as those terms are defined in Rule 405 promulgated under the Securities Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the Company any goods, property, technology, intellectual or other property rights or services; or (ii) any Contract to which the Company is a party or by which it may be bound or affected.

(v) Obligations to Related Parties. Except as set forth in Schedule 7(v) of the Disclosure Schedule, (i) there are no obligations of the Company to officers, directors, managers, members, stockholders, or employees of the Company other than (a) for payment of salary for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company, and (c) for other standard employee benefits made generally available to all employees (including stock option or similar agreements outstanding under any equity incentive plan of the Company), (ii) none of the directors, stockholders, or officers of the Company, or any members of their immediate families, are indebted to the Company or have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company, except that managers, members, officers, directors and/or stockholders of the Company may own stock in publicly traded companies which may compete with the Company, and (iii) no director, stockholder or officer, or any member of their immediate families, is, directly or indirectly, interested in any Material Contract with the Company (other than employment agreements). The Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

(w) Brokers or Finders. Except as set forth on Schedule 6(d) of the Disclosure Schedule, neither the Company nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Company or the transactions contemplated by this Agreement.

(x) Disclosure. No representation or warranty or other statement made by Sellers in this Agreement, the Schedules hereto or any certificate or instrument delivered pursuant to this Agreement contains any untrue statement or omits to state a material fact necessary to make any such statement, in light of the circumstances in which it was made, not misleading.

8. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Sellers as follows:

(a) Authorization. Purchaser has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance by Purchaser of this Agreement and each of the Transaction Documents to which it is a party have been duly and properly authorized by all requisite corporate action in accordance with applicable law and with the amended and restated certificate of incorporation of Purchaser.

(b) Enforceability. This Agreement and each of the Transaction Documents to which Purchaser is a party have been duly executed and delivered by Purchaser and are the valid and binding obligation of Purchaser and are enforceable against Purchaser in accordance with their respective terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally. No permits, approvals or consents of or notifications to (i) any governmental entities or (ii) any other persons are necessary in connection with the execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby or thereby.

(c) Transaction Not a Breach. The execution, delivery and performance of this Agreement and the Transaction Documents by Purchaser will not violate and conflict with, or result in the breach of any of the terms, conditions, or provisions of Purchaser’s certificate of incorporation or bylaws or of any contract, agreement, mortgage, or other instrument or obligation of any nature to which Purchaser is a party or by which Purchaser is bound.

(d) Brokers or Finders. Except for brokerage fees or commissions payable to The Open Approach, neither Purchaser nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Company or the transactions contemplated by this Agreement.

(e) Litigation. There are no actions, suits, proceedings, orders, claims or investigations pending (or to the knowledge of the Purchaser, currently threatened) against Purchaser with respect to this Agreement or the transactions contemplated hereby. The Purchaser is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government authority relating in any way to the Purchaser with respect to this Agreement or the transactions contemplated hereby.

9. Closing; Deliveries.

(a) Closing. The closing of the transactions contemplated by this Agreement shall take place concurrently with the execution of this Agreement (the “Closing”). The date of the Closing shall be referred to herein as the “Closing Date”.

(b) Closing Date for Financial Reporting Purposes. For convenience, the parties hereto agree that, solely for purposes of Purchaser’s financial accounting and reporting, the Closing shall be deemed completed as of 11:59 p.m. (CST) on the evening of September 30, 2006.

(c) Sellers’ Deliveries. In connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, the Sellers are delivering to the Purchaser the following, all of which shall be deemed to be delivered simultaneously:

(i)	Employment Agreement of even date herewith between Thomas Johnson (“Johnson”) and the Company (the “Employment Agreement”), duly executed by Johnson, in substantially the form attached hereto as Exhibit A.

(ii)	The stock certificates representing all of the Shares registered in the name of the Sellers, with duly executed stock powers attached in proper form for transfer to the Purchaser.

(iii)	An opinion of MBV Law LLP, counsel for the Sellers, dated the Closing Date and in substantially the form attached hereto as Exhibit B.

(iv)	A copy of the Company’s Articles of Incorporation and all amendments thereto, certified by the Secretary of State of Hawaii.

(v)	A copy of the Company’s By-laws, and all amendments thereto certified by the secretary or an assistant secretary of the Company.

(vi)	A certified copy of a long-form good standing certificate with respect to the Company certified by the Secretary of State of the State of Hawaii, as of a date not more than ten (10) days prior to the date hereof.

(vii)	Resignations of all officers and directors of the Company.

(viii)	All of the minute books, ledgers and similar records, if any, of the Company.

(ix)	Properly executed FIRPTA certificates from each Seller, as described in Section 13(b).

(x)	Written evidence reasonably satisfactory to Purchaser that all consents and approvals set forth in Schedule 7(c) and Schedule 7(j) of the Disclosure Schedule have been obtained.

(xi)	A lease agreement dated as of the Closing between the Company, as tenant, and Johnson Family Trust, Thomas Johnson and Arlene Johnson, Trustees and Peter Cowperthwaite and Lynne Cowperthwaite d.b.a. PT Properties, as landlord, for the premises located at 1415 3rd Street, San Rafael, California 94901 currently used by the Company in the conduct of the Business, in the form attached hereto as Exhibit C (the “Lease”).

(d) Purchaser’s Deliveries. In connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, the Purchaser is delivering to the Sellers the following, all of which shall be deemed to be delivered simultaneously:

(i)	The payment of the Initial Cash Portion of the Purchase Price to be paid on the date hereof pursuant to Section 2(a).

(ii)	The Employment Agreement, duly executed by Purchaser.

(iii)	A certificate of good standing as of a recent date for Purchaser from the Secretary of State of the State of Delaware.

(iv)	Resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, certified to by the Secretary of Purchaser.

10. Non-Competition.

(a) Each Seller severally (and not jointly) agrees and consents that there exists valid and sufficient consideration and agrees that during the Non-competition Period (as defined below), he or it will not, directly or indirectly, in any manner (whether as an owner, officer, director, partner, manager, employee, independent contractor, consultant or otherwise):

(i)	engage or participate in any other company or entity engaged in or planning to engage in the Business in the United States; or

(ii)	solicit, place, market, service, accept, aid, consult or do business with any customer or account of the Company that has done business with the Company within the past twelve months, within the United States, except for the benefit of the Company.

(b) Each Seller severally (and not jointly) agrees that during the Non-competition Period, he or it will not, directly or indirectly, in any manner (whether as an owner, officer, director, partner, manager, employee, independent contractor, consultant or otherwise), solicit for employment or other services or employ or engage as a consultant or otherwise (i) any then current supplier and/or vendor in connection with a business that is competitive with the Business, or (ii) any then current employee of the Company.

(c) For purposes hereof, the “Non-competition Period” shall mean the period beginning on the date hereof and ending on the fifth (5th) anniversary of the date hereof.

(d) Notwithstanding the foregoing, nothing in this Section 10 shall prevent the Sellers from (i) seeking or accepting employment with any company or entity which is not engaged in business competitive with the Business of the Company; or (ii) owning less than 1% of the equity of any corporation traded on any national, international, or regional stock exchange or in the over-the-counter market.

(e) If any Seller breaches, or threatens to commit a breach of, any of the covenants set forth in this Section 10 (the “Restrictive Covenants”), the Purchaser shall have the right and remedy to have the Restrictive Covenants specifically enforced against such Seller by any court of competent jurisdiction, including immediate temporary injunctive relief without bond and without the necessity of showing actual monetary damages, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Purchaser and that money damages would not provide an adequate remedy to the Company, which right and remedy is in addition to, and not in lieu of, any other rights and remedies available to the Purchaser under law or in equity.

(f) If any court of competent jurisdiction at any time deems the Restrictive Covenants, or any part hereof, unenforceable because of the duration or geographical scope of such provisions, the other provisions of this Section 10, will nevertheless stand and to the full extent consistent with law continue in full force and effect, and it is the intention and desire of the parties that the court treat any provisions of this Agreement which are not fully enforceable as having been modified to the extent deemed necessary by the court to render them reasonable and enforceable, and that the court enforce them to such extent.

11. Indemnification.

(a) All representations, warranties, covenants and obligations in this Agreement shall survive the Closing and the consummation of the transactions contemplated by this Agreement. All representations and warranties shall continue in full force and effect for twelve (12) months after the date of this Agreement, and all covenants and other obligations in this Agreement shall continue in full force and effect until such covenants or obligations expire, are fully performed and satisfied, or otherwise indefinitely (except as limited by applicable law) in accordance with the respective terms of such covenants and obligations; provided, however, that the representations and warranties in Section 7(h) shall survive for the period of any applicable statute of limitations plus thirty (30) days. The right to indemnification based upon such representations, warranties, covenants and obligations shall not be affected by any investigation conducted by Purchaser with respect to, or any knowledge acquired at any time with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement or the Disclosure Schedule, Sellers are not making any representation or warranty, expressed or implied, at law or in equity, in respect of the Company or the Business or any of its assets, liabilities or operations, including without limitation, implied representations or warranties with respect to merchantability or fitness for a particular purpose.

(b) Each Seller, jointly and severally, will indemnify and hold harmless Purchaser and its directors, officers, shareholders, employees, agents, subsidiaries and affiliates (collectively, the “Purchaser Indemnified Persons”), and will reimburse the Purchaser Indemnified Persons for, any loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses) arising from or in connection with: (i) any breach of any representation or warranty made by the Sellers in this Agreement or the Schedules hereto, (ii) Taxes of the Company with respect to any period ending on or prior to the Closing Date, or the portion of any Straddle Period (as defined in Section 13(g) hereof) ending on the Closing Date; (iii) Taxes of any person that the Company is liable for in a period ending on the Closing Date (or a portion of a Straddle Period ending on the Closing Date) as a result of joint and several liability as a transferee or successor, by contract, or otherwise; (iv) any breach of any covenant or obligation of the Sellers in this Agreement (other than the covenants set forth in Section 10) or the Schedules hereto; (v) any claim by any person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with any Seller or the Company (or any person acting on their behalf) in connection with the transactions contemplated by this Agreement, including without limitation, Sequoia Partners, Inc. (other than any claim for such payments which Purchaser has agreed to pay pursuant to Section 15); (vi) any claim by any person for payment of any other expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby; (vii) any Transfer Taxes imposed on the Purchaser or the Company as a result of the transactions contemplated by this Agreement; (viii) any claim or other liability arising under that certain guaranty by the Company of the obligations of Michael Ketchum under that certain purchase money promissory note payable by Michael Ketchum to Scott Kinmore (the “Kinmore Guaranty”); and (ix) any claim or other liability arising from or relating to any phantom stock agreement or other similar arrangement between Jerry Davis (or his successors and assigns) and the Company (the “Davis Phantom Stock Liability”).

(c) Purchaser will indemnify and hold harmless Sellers, and will reimburse Sellers for, any loss, liability, claim, damage or expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses) arising from or in connection with: (i) any breach of any representation or warranty made by Purchaser in this Agreement or the Schedules hereto; (ii) any breach of any covenant or obligation of Purchaser in this Agreement or the Schedules hereto; or (iii) any claim by any person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with Purchaser (or any person acting on their behalf) in connection with the transactions contemplated by this Agreement (other than any claim for such payments which Sellers have agreed to pay pursuant to Section 15).

(d) Sellers shall not be subject to any liability under this Section 11 (except with respect to Taxes, the Kinmore Guaranty, the Davis Phantom Stock Liability, and the covenants of Sellers set forth in Sections 11(b)(v), 11(b)(vi), 12(e) and 15) and no indemnification claims shall be brought against the Sellers, absent fraud, with respect to breaches of any representations or warranties until all damages of the Purchaser Indemnified Person exceed an aggregate sum equal to one hundred thousand dollars ($100,000) (the “Indemnification Basket”), at which point the Sellers will be obligated to indemnify the Purchaser Indemnified Person from and against all damages in excess of the Indemnification Basket. Notwithstanding anything to the contrary herein, the maximum aggregate liability of Sellers for indemnity payments under this Section 11 (except with respect to Taxes the Kinmore Guaranty, the Davis Phantom Stock Liability, and the covenants of Sellers set forth in Sections 11(b)(v), 11(b)(vi), 12(e) and 15) shall be an amount equal to thirty percent (30%) of the Initial Cash Portion of the Purchase Price.

(e) Upon notice to the Sellers’ Representative specifying in reasonable detail the basis therefor, Purchaser may set-off any amount to which it may be entitled under this Section 11 or Section 12(e) against amounts otherwise payable by Purchaser under Sections 4 or 5 hereof. The exercise of a right of set-off by Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute a breach of Section 4 or 5 hereof. Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to it.

(f) Indemnification Procedures.

(i)	An indemnified party hereunder (the “Claiming Party”) shall give the indemnifying party and the Sellers’ Representative, if different (“Indemnifying Party”), prompt written notice of any claim of a third party (a “Third Party Claim”) as to which the Claiming Party proposes to demand indemnification hereunder, within 20 days after learning of such Third Party Claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim), together with a statement specifying the basis of such Third Party Claim. The Third Party Claim Notice shall (i) describe the claim in reasonable detail, and (ii) indicate the amount (estimated, if necessary, and to the extent feasible) of the damages that have been or may be suffered by the Claiming Party. The failure to give a Third Party Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party of any liability hereunder unless the Indemnifying Party was prejudiced thereby under this Section 11, and then only to the extent of such prejudice. The Indemnifying Party must provide written notice to the Claiming Party that it is either (i) assuming responsibility for the Third Party Claim or (ii) disputing the claim for indemnification against it (the “Indemnification Notice”). The Indemnification Notice must be provided by the Indemnifying Party to the Claiming Party within 30 days after receipt of the Third Party Claims Notice or within such shorter time as may be necessary to give the Claiming Party a reasonable opportunity to respond to such Third Party Claim (such period is referred to herein as the “Indemnification Notice Period”).

(ii)	If the Indemnifying Party provides an Indemnification Notice to the Claiming Party within the Indemnification Notice Period that it assumes responsibility for the Third Party Claim, the Indemnifying Party shall have the right to assume and conduct the defense of such Third Party Claim at its or his own expense, provided, however, that in the event that the interests of the Claiming Party and the Indemnifying Party are, or may reasonably become, in conflict with or adverse to one another with respect to such Third Party Claim, the Claiming Party may retain its own counsel at the Indemnifying Party’s expense with respect to such Third Party Claim, provided further, however, that such expense must be reasonable in the context of the dispute. In the event the Indemnifying Party assumes and conducts the defense on behalf of the Claiming Party, the Indemnifying Party shall, subject to Section 11(d), as applicable, be deemed to acknowledge that it is responsible to the Claiming Party for any damages as a result of such Third Party Claim, and may settle such Third Party Claim, but shall not, without the consent of the Claiming Party, agree to any settlement that does not include a provision whereby the plaintiff or claimant in the matter releases the Claiming Party from all liability with respect thereto or agree to any relief other than money damages (and a full release related thereto). If the Indemnifying Party does not assume the defense of such Third Party Claim in the manner provided above, or if after commencing or undertaking any such defense, fails to prosecute diligently or withdraws from such defense, the Claiming Party shall have the right to undertake the defense or settlement thereof, and the Claiming Party may defend against, or enter into any settlement with respect to, the matter in any manner the Claiming Party reasonably may deem appropriate. In the event that (x) a final judgment or order in favor of such third party in respect of such Third Party Claim is rendered against the Claiming Party, that is not subject to appeal or with respect to which the time to appeal has expired without an appeal having been made, or (y) such Third Party Claim is settled in accordance with this Section 11, resulting in liability on the part of the Claiming Party, then subject to the limitations set forth in Section 11(d), the Indemnifying Party shall pay the amount of such liability.

(iii)	In the event that the Indemnifying Party disputes the claim for indemnification against it, the Claiming Party shall have the right to conduct the defense and to compromise and settle such Third Party Claim, in any manner the Claiming Party may deem appropriate. Once such dispute has been finally resolved in favor of indemnification by the Indemnifying Party by a court or other tribunal of competent jurisdiction or by mutual agreement of the Claiming Party and Indemnifying Party, subject to the provisions of Section 11(d), the Indemnifying Party shall within 10 days of the date of such resolution or agreement, pay to the Claiming Party all damages paid or incurred by the Claiming Party in connection therewith.

(iv)	Any indemnity payment due and payable by an Indemnifying Party under this Agreement shall be net of any insurance proceeds received by the Claiming Party or any of their respective affiliates.

(v)	Except with respect to any loss that is the result of fraud, intentional misrepresentation or willful misconduct on the part of the other party or any of its affiliates, each of the parties hereto agrees that, from and after the Closing, his or its exclusive remedy with respect to any and all claims relating to breaches of representations and warranties of this Agreement shall be indemnification pursuant to Section 11; provided, however, that nothing in this provision shall limit any equitable remedy, including injunctions and specific performance, that a party may have pursuant to this Agreement.

12. Other Agreements and Covenants.

(a) General. The parties hereto agree in case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 11).

(b) New Accounts. During the EBITDA Earn-Out Period, Johnson will not permit the Company to accept any new accounts with customers (i.e., accounts that do not constitute Existing Accounts for purposes of this Agreement), except in accordance with this Section 12(b). With respect to any customers with multiple business units and/or print buyers, new accounts shall include accounts with any business units or print buyers of such customers which do not constitute Existing Accounts. Each new customer account of the Company shall constitute an “Approved Account” in the event that such customer account was obtained by the Company or any of its current or future employees or sales people in compliance with the standard policies and procedures used by the Purchaser with respect to the Purchaser’s sales personnel (as such policies and procedures may be supplemented or amended from time to time); provided that, the Purchaser agrees to approve or reject in writing any proposed Approved Account no later than five (5) business days after any such request; provided further, that in the event such customer account fails to produce commissions within any 180 day period, such customer account shall no longer constitute an Approved Account unless Johnson and the Purchaser otherwise agree. In addition, Johnson may provide a written request for approval of a new customer account as an Approved Account, and the Purchaser shall approve such customer account if the Purchaser reasonably determines that such customer account satisfies the Purchaser’s then existing policies and procedures for accepting new customer accounts. Without limitation on the foregoing, the Purchaser shall have the sole authority to determine to whom the Purchaser or the Company will extend credit, and the Sellers shall have no recourse against Purchaser with respect to any credit decision made by Purchaser.

(c) Commissions. Johnson agrees that he shall not materially alter the current commission rates paid by the Company, and in any event, without the prior consent of the Purchaser (which consent shall not be unreasonably withheld or delayed) shall not cause the Company to hire sales people after the date of this Agreement pursuant to which such sales people are entitled to receive commissions at a rate higher than that currently paid by the Company under its commission plan.

(d) Release of Guaranty. Within fifteen (15) days following the Closing Date, Purchaser shall cause Wells Fargo Bank, National Association (the “Bank”) to release Johnson in full from any obligations pursuant to a personal guaranty by Johnson of the Company’s obligations under that certain Credit Agreement with the Bank dated as of March 29, 2005, as amended.

(e) Sales Tax Audit. The parties acknowledge and agree that an amount equal to $225,000 (two hundred twenty-five thousand dollars) (the “Tax Audit Estimate”) was established as a reserve in the Estimated Stockholders’ Equity to pay for any liabilities of the Company (the “Tax Audit Liabilities”) associated with the resolution or settlement of the pending audit of the Company’s California sales Tax Returns by the California State Board of Equalization (the “Sales Tax Audit”). In the event that the Tax Audit Liabilities exceed the Tax Audit Estimate (such amount being the “Tax Audit Shortfall”), Sellers shall pay to Purchaser an amount equal to the Tax Audit Shortfall within five (5) business days of final resolution or settlement of any claims with respect to the Sales Tax Audit; in the event that the Tax Audit Estimate exceeds the Tax Audit Liabilities (such amount being the “Tax Audit Overage”), Purchaser shall pay to Sellers an amount equal to the Tax Audit Overage within five (5) business days of final resolution or settlement of any claims with respect to the Sales Tax Audit, in accordance with the Sellers’ Representative’s written instructions.

(f) Required Consents. To the extent that the consents and approvals set forth in Schedule 7(c) and Schedule 7(j) of the Disclosure Schedule are not obtained by Sellers, Sellers will, during the sixty (60) day period commencing with the Closing Date, use reasonable efforts, at their own expense, to obtain such consents or approvals. Purchaser shall reasonably cooperate with Sellers to obtain such consents or approvals.

13. Tax Matters.

(a) Conduct of Business. After the date hereof, the Sellers shall not allow the Company to make or change any election with respect to Taxes, change any Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax return, enter into a closing agreement with any taxing authority, surrender any right to claim a refund for Taxes, consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or take any other similar action (or omit to take any action), if such election, change, amendment, agreement, settlement, surrender, consent or action or omission could have the effect of increasing the Tax liability of the Company after the Closing Date.

(b) FIRPTA Certificate. The Sellers shall have delivered certificates from each Seller, duly completed and executed by such Seller pursuant to Section 1.1445-2(b)(2) of the Treasury Regulations, certifying that such Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(c) Tax Returns. The Sellers shall cause the Company to prepare and timely file all Tax Returns of the Company due on or prior to the Closing Date, on a basis consistent with existing procedures and practices and accounting methods with respect to the treatment of specific items on the returns and reports, unless such treatment does not have sufficient legal support to avoid the imposition of penalties, fines, or similar amounts. In the event Sellers are liable under this Agreement for Taxes due in connection with any Tax Return filed after the Closing Date, Sellers shall pay the amount of such liability to the Company within three (3) business days after receipt of a written request therefor or at least three (3) business days prior to the filing of such returns, whichever is later.

(d) Cooperation. Purchaser and Sellers shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any return or report of Taxes, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. The Sellers shall provide the Purchaser with any information that Purchaser requests to allow Purchaser to comply with Code Section 6043A or any other information reporting requirements under the Code or other applicable law.

(e) Tax Contests. If any governmental body or authority issues to the Company (i) a written notice of its intent to audit, examine or conduct another proceeding with respect to Taxes or Tax Returns of the Company for periods ending prior to the Closing Date or (ii) a written notice of deficiency, a written notice of reassessment, a written proposed adjustment, a written assertion of claim or written demand concerning Taxes or Tax Returns for periods beginning on or prior to the Closing Date, Purchaser or the Company shall notify Sellers of its receipt of such communication from the governmental body or authority within thirty (30) business days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand. No failure or delay of Purchaser or the Company in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of Sellers pursuant to this Agreement, except to the extent that such failure or delay shall preclude the Company from defending against any liability or claim for Taxes that the Sellers are obligated to pay hereunder. The Purchaser and the Company shall control any examination, investigation, audit, or other proceeding in respect of any Tax Return or Taxes of the Company (a “Tax Contest”); provided, that (i) the Sellers shall have the right to participate in any such Tax Contest to the extent it relates to a Tax Return for a period ending on or prior to the Closing Date and (ii) Purchaser and the Company shall not settle or otherwise resolve any Tax Contest (or any issue raised in such Tax Contest) if such settlement or other resolution relates to Taxes for which the Sellers are liable under this Agreement without the permission of the Sellers (which will not be unreasonably withheld or delayed). At the request of Sellers, Purchaser and the Company shall resolve and settle any issue related to Taxes for any period ending before the Closing Date on terms acceptable to Sellers and the applicable taxing authority provided that (i) the Sellers shall have paid to the Company or the Purchaser prior to entering into the settlement or other resolution all Taxes (and other amounts) that the Sellers are liable for under this Agreement as a result of such settlement or other resolution, and (ii) the settlement or other resolution could not result in the Purchaser or the Company or any of their affiliates paying any Taxes (or other amounts) that the Sellers are not required to fully indemnify the Purchaser or the Company for under the Agreement. If there is an adjustment to any Tax Return which creates a deficiency in any Taxes for which Sellers are liable under this Agreement, Sellers shall pay to Purchaser the amount of such deficiency in Taxes within ten (10) days of the action by any Tax authority that is final or, if not final, is acquiesced in by Sellers during the course of any audit or any proceeding relating to Taxes.

(f) Transfer Taxes. All federal, state, local, foreign transfer, sales, use or similar Taxes (“Transfer Taxes”) applicable to, imposed upon or arising out of the transfer of the Shares or any other transaction contemplated by this Agreement shall be paid by the Sellers.

(g) Proration of Taxes. For purposes of determining the Taxes that relate to periods ending on or before the Closing Date (or the portions of any period beginning before and ending after the Closing Date (a “Straddle Period”)), the parties agree to use the following rules:

(i) Taxes in the form of interest, penalties, additions to tax or other additional amounts that relate to Taxes for any period ending on the Closing Date(or portion of any Straddle Period ending on the Closing Date) shall be treated as occurring in a period ending on the Closing Date (or the portion of the Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date; provided, that any such interest, penalties, etc. caused directly by delay or inaction of Company or Purchaser after the Closing Date shall be the responsibility of Purchaser;

(ii) Taxes (other than Transfer Taxes) that are payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the Straddle Period ending on the Closing Date shall be:

(A) in the case of Taxes measured by, or imposed on, net income or any other Taxes resulting from, or imposed on, sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other persons (including, without limitation, wages), or any other similar transaction or transactions, the amount that would be payable for the portion of the Straddle Period ending on the Closing Date if the Company or any subsidiary filed a separate Tax Return with respect to such Taxes or Taxes solely for the portion of the Straddle Period ending on the Closing Date; and

(B) in the case of all other Taxes, an amount equal to the amount of Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

For purposes of clause (A), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the affects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.

(h) Tax Treatment of Certain Items. The parties agree (and shall file all Tax Returns consistently with such agreement) that:

(i) all indemnification payments under this Agreement shall be treated as adjustments to the Purchase Price for all relevant Tax purposes; and

(ii) all payments of the Gross Profit Earn-Out Payments or EBITDA Earn-Out Payments shall be treated as payments of additional Purchase Price (except to the extent such payments are treated as interest under Code section 483 or similar provision of the Code) for all relevant Tax purposes.

14. Conduct of Business During Earn-Out Periods.

(a) Conduct of Business. During the EBITDA Earn-Out Period, Purchaser shall (i) continue to operate the Business either indirectly through the Company or directly by Purchaser, and (ii) cause the Company to, and shall permit Johnson, as its general manager, to, continue to operate the Business in a manner consistent with the Company’s past practices and with his duties and responsibilities set forth in the Employment Agreement, but subject to the limitations set forth in this Agreement or the Employment Agreement. During the Gross Profit Earn-Out Period, Purchaser shall maintain the integrity of the Earn-Out Accounts and Approved Accounts so as to make calculation of Gross Profit feasible and verifiable.

(b) No Other Limitations. Notwithstanding anything in this Agreement to the contrary, except as expressly set forth in this Section 14, or as required by the Purchaser’s implied contractual covenant of good faith and fair dealing, this Agreement shall impose no restrictions on the operation of the Business or the Company by the Purchaser after the Closing or on the operations, business or activities of the Purchaser after the Closing; provided, however, that the Purchaser shall not act in an arbitrary or commercially unreasonable manner in the conduct or operation of the Business if such action would be reasonably likely to materially interfere with the achievement of the Gross Profit targets set forth in Section 4 or the EBITDA targets set forth in Section 5. Without limiting the foregoing, each of the Sellers acknowledges and agrees that after the Closing, (i) the Company will operate under the name “InnerWorkings,” (ii) all financial statements, billing matters, payment of accounts payables, collections of accounts receivables, bank accounts, credit facilities and other financial operations or activities of the Business will be consolidated with the Purchaser, (iii) the Company will transition to using the Purchaser’s operational and financial technology, and in connection with such transition, Purchaser shall use its commercially reasonable efforts to insure that no material deterioration in the timeliness and accuracy of order processing, job tracking, billing, collections or the availability of budgeted operating capital results from such transition, and (iv) the Purchaser may, in its sole discretion, dissolve or terminate the Company and operate the Business as a division of the Purchaser.

15. Fees and Expenses. Except as otherwise set forth in this Agreement, the Sellers, on the one hand, and Purchaser, on the other hand, will each bear their own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, and the Sellers shall pay any legal, accounting or other costs or expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby and shall pay any brokers’, finders’ or referral fees payable by the Company in connection with the transactions contemplated hereby, including without limitation, any fees payable to Sequoia Partners, Inc.; provided, however, Purchaser shall be solely responsible for (i) the fees payable to any accounting firm that conducts an audit of the Company at the request of Purchaser, and (ii) any brokerage fees or commissions payable to The Open Approach in connection with the transactions contemplated hereby; and provided, further, that to the extent any expenses to be paid by the Sellers hereunder are accrued on the Company’s books and explicitly and clearly stated on the Company’s Stockholders’ Equity Schedule, such expenses shall be paid by the Company.

16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to the conflicts of law rules thereof.

17. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but will not be assignable or delegable by the Sellers, on the one hand, or the Purchaser, on the other hand, without the prior written consent of the other parties hereto, provided, however, that the Purchaser shall be entitled to assign its rights and benefits hereto, without the consent of the Sellers (a) to an affiliate of the Purchaser so long as the affiliate assumes the Purchaser’s rights hereunder and (b) in connection with a sale of all or substantially all of such Purchaser’s assets so long as the assignee assumes the Purchaser’s obligations hereunder; provided, further, however, no such assignment shall limit the Purchaser’s obligations hereunder which shall remain primary together with any such assignee.

18. Amendment and Waiver. This Agreement, or any provision hereof, may be amended or waived; provided that any such amendment or waiver will be binding on the parties hereto only if such amendment or waiver is set forth in a writing executed by the party or parties to be bound by such amendment or waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach of this Agreement or any of the documents, agreements and instruments executed in connection herewith or contemplated hereby.

19. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall have the force and effect of an original, and such counterparts together shall constitute one and the same instrument. A facsimile signature shall be acceptable as an original for all purposes.

20. Notices. All notices, consents and other communications to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) delivered by a recognized overnight courier service, or (c) sent by facsimile transmission with a confirmation copy sent by overnight courier, in each case, to the parties at the addresses and facsimile numbers as set forth below or at such other addresses and facsimile numbers as may be furnished in writing:

(a) If to the Sellers:

Thomas W. Johnson

49 Inverness Drive

San Rafael, CA 94901

with a copy to:

MBV Law LLP

855 Front Street

San Francisco, CA 94111

Attention: Greg L. Beattie, Esq.

Fax: (415) 433-6563

(b) If to the Purchaser or the Company:

InnerWorkings, Inc.

600 West Chicago, Suite 850

Chicago, Illinois, 60610

Attention: Chief Financial Officer

Fax: (312) 642-3704

with a copy to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois, 60601

Attention: Richard E. Ginsberg, Esq.

Fax: (312) 558-5700

Date of service of such notice shall be (x) the date such notice is personally delivered, (y) three (3) day after the date of delivery to the overnight courier if sent by overnight courier, or (z) the next succeeding business day after transmission by facsimile.

21. No Third Party Beneficiaries; Entire Agreement. No person or entity who is not a party to this Agreement, including, but not limited to, any employee or former employee of the Company, shall be deemed to be a beneficiary of any provision of this Agreement, and no such person shall have any claim, cause of action, right or remedy pursuant to this Agreement. This Agreement, including the Exhibits and Schedules attached hereto (and any other instruments executed and delivered in connection herewith), and the Employment Agreements, embody the entire agreement and understanding of the parties with respect to the transactions contemplated by this Agreement. This Agreement supersedes all prior discussions, negotiations, agreements and understandings (both written and oral) between the parties with respect to the transactions contemplated hereby that are not reflected or set forth in this Agreement, the Employment Agreement, the Exhibits or the Schedules attached hereto.

22. Further Assurances. Each party hereto agrees to promptly execute and deliver all further instruments and documents and take all further action necessary or appropriate or that the other party may reasonably request in order to effect the purposes of this Agreement and the Transaction Documents.

23. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

24. Public Announcements. No party to this Agreement shall, and the Sellers shall ensure that no representative of the Company shall, issue any press release or other public document or make any public statement relating to this Agreement or the matters contained herein without obtaining the prior approval of the Purchaser and the Sellers’ Representative. The Sellers’ Representative and Purchaser will consult with each other and agree upon the timing of and the means by which the Company’s employees, customers, suppliers and others having dealings with the Company will be informed of the transactions. Nothing in this Section 24 shall require either party to obtain consent to make, or prevent either party from making, any public announcements or disclosures required by, or deemed advisable by such party’s legal counsel pursuant to, the rules of any stock exchange or national securities association or any applicable legal requirements.

25. Sellers’ Representative. Each Seller, on behalf of himself, herself or itself and any of his, her or its successors, assigns and heirs, hereby irrevocably appoints Mr. Thomas Johnson, as its representative and exclusive agent (the “Sellers’ Representative”), to act on behalf of such Seller in connection with, and to facilitate, any and all transactions arising from, in connection with and incident to the transactions contemplated hereby. In such capacity, the Sellers’ Representative shall have the sole and exclusive power and authority to perform all actions required or permitted to be performed by the Sellers’ Representative on behalf of Sellers under this Agreement or any other transaction agreement. A decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision, act, consent or instruction from all of Sellers and shall be final, binding and conclusive upon each Seller. Purchaser may rely upon any such decision, act, consent or instruction of the Sellers’ Representative as being the decision, act, consent or instruction of every such Seller. Purchaser is hereby relieved from any liability to any persons for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers’ Representative. In furtherance of the foregoing, any reference to a power of Sellers under this Agreement, to be exercised or otherwise taken, shall be a power vested in the Sellers’ Representative.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written. Each of the Sellers and the Purchaser acknowledges that it has read and understood this Agreement and has either obtained its own independent counsel with respect to the transactions contemplated hereby, or waived its right to have counsel review this Agreement.

SELLERS:

/s/ Thomas W. Johnson
Thomas W. Johnson

/s/ Clayton M. Ichikawa
Clayton M. Ichikawa

/s/ Peter Cowperthwaite
Peter Cowperthwaite

/s/ Michael Ketchum
Michael Ketchum

THE COMPANY:

APPLIED GRAPHICS, INC.

By:	/s/ Thomas W. Johnson
Name:	Thomas W. Johnson
Its:	CEO

PURCHASER:

INNERWORKINGS, INC.

By:	/s/ Nicholas J. Galassi
Name:	Nicholas J. Galassi
Its:	CFO